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NEWS RELEASE

                                                         Alfa Laval Group
                                                         Box 73
                                                         SE-221 00 Lund
                                                         Sweden
                                                         Visit:  Rudeboksvagen 3

Lund, Sweden - November 11, 2001

                                                         Tel:  +46 46 36 70 00
                                                         Fax:  +46 46 30 68 60
                                                         www.alfalaval.com





Information on insurance coverage for asbestos-related lawsuits

Alfa Laval believes it has insurance coverage for its asbestos-related lawsuits in the US. In addition, Alfa Laval continues to believe that the claims against Alfa Laval Inc. are without merit.

As was previously disclosed, Alfa Laval Inc., a U.S. subsidiary of Alfa Laval, has recently been named with increasing frequency as a co-defendant in lawsuits related to asbestos. These lawsuits relate to claims alleging injuries from exposure to asbestos primarily from the 1930's to the end of the 1970's. Alfa Laval Inc. is only one of hundreds of companies named as co-defendants and considers the lawsuits without merit.

Referring to Alfa Laval's news release of November 4th, 2002, one question left open was the extent of the insurance cover. After preliminary investigations, Alfa Laval believes it has insurance coverage for these asbestos-related lawsuits in the US. Alfa Laval's initial review indicates that coverage in the 1960's and 1970's was consistently in place with major insurance carriers. Insurance coverage for other periods is still being reviewed. Alfa Laval has contacted these insurance carriers and requested that they defend and indemnify Alfa Laval Inc. Alfa Laval intends to vigorously contest each lawsuit. Defence costs will be tendered to Alfa Laval Inc's insurance carriers.

Based on current information and Alfa Laval's understanding of the lawsuits, Alfa Laval does not believe that the lawsuits will have a material adverse effect on its financial condition or results of operations.



For further information please contact:
Sigge Haraldsson
President and CEO
Alfa Laval Group
Phone: +46 46 36 70 00


Safe Harbor for Forward-Looking Statements
Certain statements herein constitute "forward-looking" statements and are intended to qualify for the liability safe harbor under the Private Securities Litigation Reform Act of 1995. The words "believe", "expect", "anticipate" and similar expressions identify such forward-looking statements. Others can be identified from the context in which made. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Alfa Laval to be materially different from those contemplated, projected, forecast or estimated, whether express or implied, by such forward-looking statements. Important factors that could cause these differences include worldwide economic and business conditions and regulatory, legislative and judicial developments; the inherent uncertainties relating to litigation; business conditions for our customers; availability and price fluctuations of raw materials; changes in our business strategy or development plans; and success with our product development efforts.